900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746-5546 PHONE 512.338.5400 FAX 512.338.5499 www.wsgr.com

July 22, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs Matthew Crispino Maryse Mills-Apenteng Stephen Krikorian Juan Migone

Re:	Upland Software, Inc. Confidential Draft Registration Statement on Form S-1 Submitted May 13, 2014 CIK No. 0001505155

Ladies and Gentlemen:

On behalf of our client, Upland Software, Inc. (“Upland” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 9, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). Additionally, on behalf of the Company, we are supplementally providing with this letter materials in response to various matters noted in the Comment Letter (the “Supplemental Materials”). We have provided a table of contents with the Supplemental Materials identifying the specific comment to which the Supplemental Materials relate.

We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 13, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

General

1.	Please update your financial statement to comply with the requirements set forth in Rule 3-12 of Regulation S-X.

The Company has updated the draft of the Registration Statement to comply with the requirements set forth in Rule 3-12 of Regulation S-X.

Securities and Exchange Commission

July 22, 2014

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We advise the Staff that neither the Company nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). We also advise the Staff that there are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement (the “Offering”). To the extent that any such written communications or research reports may in the future be presented to potential investors or published or distributed, as the case may be, we will provide supplementally copies of such written materials and research reports to the Staff.

3.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

We acknowledge the Staff’s comment that the price range will affect disclosure throughout the prospectus, and we will either update the prospectus or advise the Staff supplementally as soon as such information is available. We further acknowledge that the Staff may have additional comments when the Company files a pre-effective amendment to the Registration Statement containing a price range.

4.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

We acknowledge the Staff’s comment and confirm that the Company will supplementally provide the Staff with any graphical materials or artwork it intends to use in the prospectus. We further acknowledge that all such materials are subject to the Staff’s review and understand that the Staff will need a reasonable period of time to review such materials prior to effectiveness of the Registration Statement.

Securities and Exchange Commission

July 22, 2014

Prospectus Summary

Overview, page 1

5.	Please provide support for the assertion that you are a “leading” provider of cloud-based enterprise work management software. Also briefly describe in this section your “land-and-expand go-to-market strategy.”

The Company respectfully submits that determination of the “leading” status in the statement that the Company is “a leading provider of cloud-based enterprise work management software” is based on the Company’s commitment to providing cloud-based enterprise work management software, thought leadership within the industry and third-party reports and materials. The Company believes that it has the most complete and mature cloud-based suite of applications for enterprise work management. In addition, the Company is providing in the Supplemental Materials highlighted copies of certain third-party reports and materials. These include a 2014 Gartner, Inc. enterprise software market share report for the years 2011-2013, which highlights that the Company is the largest vendor focusing primarily on cloud-based delivery of enterprise software. The vendors with greater revenue and market share reflected in the report provide their enterprise software primarily through legacy on-premise systems.

As further evidence of its market position, the Company is a thought leader in the industry through its participation in industry-specific tradeshows, publications and digital newsletters.

The Company also conducts primary research to support its industry thought leadership and to identify emerging trends in enterprise work management software. The Company is regularly asked by prominent trade publications to provide expertise about cloud-based enterprise work management software applications and the trends associated with providing such applications. The Company is providing in the Supplemental Materials examples of the Company’s expertise published by such trade publications.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 to briefly describe its “land-and-expand go-to-market strategy.”

6.	We note the risk factor disclosure on page 34 discussing the concentration of ownership of your common stock among your existing officers, directors and principal stockholders. Disclose in the summary that your directors, executive officers and principal stockholders will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates following the offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 5 under the heading “Risks Associated with Our Business” to disclose that the Company’s directors, executive officers and principal stockholders will continue to have substantial control over the Company after the Offering and the percentage of the Company’s voting power to be held by affiliates following the Offering.

7.	With respect to all third-party statements in your prospectus—such as market data by IDC—please provide us with the relevant portion of the industry research reports you cite. To

Securities and Exchange Commission

July 22, 2014

expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

We have included in the Supplemental Materials the relevant portions of the industry research reports the Company has cited in the prospectus. To expedite the Staff’s review, we have clearly marked each source to highlight the applicable portion of the section containing the statistic and cross-referenced it to the appropriate location in the prospectus. We further advise the Staff that none of the cited third-party reports was prepared for the Company or prepared in anticipation of, or in connection with, the Offering.

Key Metrics, page 10

8.	Your reconciliation of adjusted EBITDA eliminates the impact of discontinued operations and other expenses, before arriving at an EBITDA subtotal. As such, it appears that this subtotal does not meet the definition of EBITDA. Please revise your presentation accordingly or discontinue your presentation of such subtotal. Further, EBITDA should be disclosed as a Non-GAAP measure. We note that you discuss adjusted EBITDA but not EBITDA.

In response to the Staff’s comment, the Company has revised its presentation of Adjusted EBITDA on pages 10 and 46 to discontinue the presentation of a subtotal for EBITDA. Accordingly, the Company will limit its discussion to Adjusted EBITDA and will not include any disclosure of EBITDA as a non-GAAP measure or any separate discussion of EBITDA.

Risk Factors

“We rely on third-party software that is required for the development…,” page 24

9.	We note your statement that you rely on software licensed from or hosted by third parties to offer your applications. Please include in your business section a discussion of your material license agreements and, to the extent you substantially depend on one or more software licenses, please file any such license agreements as exhibits, or advise. Refer to Item 601(b)(10) of Regulation S-K.

We respectfully advise the Staff that the software licensed from or hosted by third parties is off-the-shelf software generally available to the public pursuant to contracts as ordinarily accompanying the kind of business conducted by the Company and its subsidiaries, and upon which the Company’s business is not substantially dependent. Accordingly, the Company has concluded that no such software license is required to be filed pursuant to Item 601(b)(10) of Regulation S-K. In response to the Staff’s comment, the Company has revised its disclosure on page 90 to reflect its reliance on generally available off-the-shelf third-party software.

Securities and Exchange Commission

July 22, 2014

“Sales of a substantial number of shares of our common stock…,” page 33

10.	We note the disclosure in this risk factor and on page 120 that the representatives of the underwriters may release the securities subject to the lock-up agreements any time with or without notice. To the extent any lock-up agreement relates to shares held by your officers or directors, please explain how the above statement is consistent with the requirements of FINRA Rule 5131(d)(2). Additionally, please disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. If so, or if this constitutes a material risk, provide appropriate risk factor disclosure regarding the discretionary power to release the securities subject to the lock-up agreements.

We respectfully advise the Staff that the lock-up agreements between the Company’s officers and directors and the representatives of the underwriters specifically provide that the representatives of the underwriters agree to notify the Company of any impending release or waiver of the lock-up restrictions applicable to securities held by such officers or directors at least three business days before the effective date of any such release or waiver and the proposed Underwriting Agreement between the Company and the representatives of the underwriters contemplates that the Company would announce any such impending release or waiver by press release through a major news service or other method of distribution permissible under applicable rules or regulations at least two business days before the effective date of the release or waiver, in compliance with FINRA Rule 5131(d)(2). In response to the Staff’s comment, the Company has revised its disclosure on pages 33 and 127 to describe the proposed notice procedure.

Further, we respectfully advise the Staff that, to the Company’s knowledge, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period.

Use of Proceeds, page 40

11.	Although you do not have current specific plans for the net proceeds of this offering, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on page 78 you describe your growth strategy but do not indicate if it will be funded with offering proceeds.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 34 and 39 to further clarify the contemplated use of proceeds of this offering, including to grow the Company’s business.

Capitalization, page 41

12.	The table presented on page 41 presents all the preferred stock within stockholders’ equity whereas your consolidated balance sheet on page F-3 presents the preferred stock as temporary equity. Please reconcile these presentations.

In response to the Staff’s comment, the Company has revised its presentation on page 40 to classify preferred stock as temporary equity consistent with its presentation in its consolidated balance sheet on page F-3.

Securities and Exchange Commission

July 22, 2014

Management’s Discussion and Results of Operations

Overview, page 49

13.	Expand your overview to provide insight into material opportunities, challenges and risks facing the company, such as those presented by known material trends and uncertainties, as well as the actions management is taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, discuss the challenges and risks you face from your recent rapid growth and your plans to expand your sales force and your overseas operations. Your discussion of trends, challenges and uncertainties should provide insight into the extent to which reported financial information is indicative of future results.

In response to the Staff’s comments, the Company has revised its disclosure on page 51 to expand its overview to provide additional insight into material opportunities, challenges and risks facing the Company, as well as the actions management is taking to address these opportunities, challenges and risks.

2013 Acquisitions, page 51

14.	We note you acquired Clickability, Inc., for $12.3 million. Please provide your significance evaluation based on the thresholds set forth in Rule 1-02(w) of Regulation S-X. If significant, please revise your filing to provide the financial statements required by Rule 3-05 of Regulation S-X.

We respectfully advise the Staff that the Company evaluated whether the Clickability acquisition met the significance test pursuant to Rule 3-05 of Regulation S-X and determined that such acquisition was not significant, noting that, pursuant to Rule 11-01(b)(1) of Regulation S-X, a business combination is deemed to be significant if any of the asset, income or investment tests exceeds a level of 20%.

The pertinent financial statement data and significant subsidiary calculations are as follows:

	Upland Software	Clickability
Total assets as of December 31, 2012	$67,808,000	$4,500,000
Income (loss) from continuing operations for the year ended December 31, 2012	$(4,298,000)	$(435,000)
Purchase price consideration	N/A	$12,281,000

Asset Test – $4,500,000 / $67,808,000 = 6.6%

Income Test – $(435,000) / $(4,298,000) = 10.1%

Investment Test – $12,281,000 / $67,808,000 = 18.1%

Based upon the calculations above, no significance test exceeded 20% and, therefore, no historical audited financial statements are required for Clickability, Inc.

Securities and Exchange Commission

July 22, 2014

Components of Operating Results, page 53

15.	You discuss the significant components that impact cost of revenues and operating expenses. However, you do not quantify the relative percentages associated with each cost component identified as having a material impact. In this regard, please tell us what consideration you gave to providing greater insight into the relative significance of these components along with a discussion of the variability of the significant cost components, included within cost of revenues and operating expenses, for each of the periods presented.

In response to the Staff’s comment, the Company has revised its disclosures on pages 52 and 53 to provide greater insight into the relative significance and variability of the significant cost components included within cost of revenues and operating expenses.

Determination of the Fair Value of Stock-Based Compensation Grants, page 68

16.	We note that your estimated stock volatility for 2013 declined significantly in comparison to 2012. Please describe the reasons for this decline. Explain whether you changed your comparable companies between these periods. Tell us how you identified comparable companies and explain how you considered that you were recently formed when making this selection.

We respectfully advise the Staff that, since there has been no public market for the Company’s common stock, the Company estimates the volatility of its common stock based upon the volatility of publicly-traded shares of comparable companies’ common stock. The Company’s decision to use the volatility of comparable companies’ common stock was based upon the Company’s assessment that this information is more representative of future stock price trends than its own historical volatility. The companies the Company utilized to estimate an appropriate volatility consist of SaaS-related companies that the Company believes are comparable for such purposes. These comparable companies are consistent with the companies utilized by the Company and the third-party valuation firm that the Company engaged to assist it with the determination of the estimated fair value of its common stock during both 2012 and 2013.

We respectfully further advise the Staff, that the Company did consider that it is a recently-formed company and whether such fact should cause it to use a volatility greater than that of the comparable companies the Company selected. However the Company ultimately concluded, that although it is a recently-formed company, the companies it has acquired have been in existence for periods sometimes exceeding ten years, which does not differ significantly from the comparable companies the Company used for volatility. Therefore, the Company made no adjustment to increase its volatility due to its recently-formed status.

Securities and Exchange Commission

July 22, 2014

Common Stock Valuation Methodology, page 69

17.	Please clarify whether the column labeled “Estimated Fair Value per Share” in your table on page 70 represents the estimated fair value of your shares of common stock or your stock options. In this regard, the amounts do not agree with the discussion directly below this table. In addition, similar amounts and disclosures are provided in Footnote 9 on page F-30. Please advise.

We respectfully advise the Staff that the columns labeled “Estimated Fair Value per Share” on page 77 and in Footnote 9 on page F-31 did represent the estimated fair value of the Company’s stock options and not the estimated fair value of the Company’s common stock. In response to the Staff’s comment, the Company has revised the amounts within such columns on page 77 to clarify that such amounts represent the estimated fair value per share of its common stock, which is consistent with its discussion below the table.

Business Combinations and the Recoverability of Goodwill and Long-lived Intangible Assets, page 71

18.	Your disclosure under this subheading indicates that you have one reporting unit. However, your disclosure on page F-11 indicates that you have two reporting units. Please clarify this apparent inconsistency.

The Company has revised its disclosure on page F-11 to correctly indicate that it has one reporting unit.

19.	Please consider disclosing the percentage by which fair value exceeds the carrying value of your goodwill. In addition, please tell us the key assumptions used to determine the fair value of your reporting units. Consider including a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible and description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In response to the Staff’s comments, the Company has revised its disclosure on page 79 to disclose the percentage by which the fair value exceeds the carrying value of its goodwill and disclose the key assumptions used to determine the fair value of its reporting unit, including a discussion of the degree of uncertainty associated with such key assumptions.

20.	We note that you recorded a $1.1 million impairment charge for trade name in 2013. Please advise to which expense caption this charge was recorded to. In this regard, we did not note any reference to this charge within your results of operations discussion.

We respectfully advise the Staff that the $1.1 million impairment charge for trade name in 2013 was recorded to depreciation and amortization expense within the operating expenses section of the Statement of Operations. In response to the Staff’s comment, the Company has revised its disclosure in the results of operations discussion on page 63 to reflect this amortization charge.

Securities and Exchange Commission

July 22, 2014

Comparison of Fiscal Years Ended December 31, 2012 and 2013, page 58

Revenue, page 58

21.	While you discuss the factors that had an impact on revenues, please consider revising your disclosures to quantify those factors that resulted in material positive or negative fluctuations, on revenue, year over year. For example, you indicate that the increase in subscription and support revenue during fiscal 2013 resulted primarily from the acquisitions of FileBound and ComSci in fiscal 2013, as well as the inclusion of the full year of ownership of our 2012 acquisitions. However, you do not quantify the impact of these items. As such, it is unclear how that these disclosures provide sufficient detail for an investor to gain an understanding of the relative impact that these underlying factors had, and will continue to have, on your results of operations. See Section III.B.4 of SEC Release 33-8350.

In response to the Staff’s comments, the Company has revised its disclosure on page 61 to more clearly indicate that substantially all of its revenue growth resulted from the acquisitions of FileBound and ComSci in fiscal 2013, as well as the inclusion of the full year of ownership of its 2012 acquisitions.

22.	Based on your disclosures, it appears that your revenue growth is mostly due to acquisitions. Since your disclosures focus on the impact of the acquisitions, it’s not clear whether you had any organic growth or deterioration in your existing operations. In this regard, please tell us what consideration you gave to providing disclosures that discuss organic growth or deterioration of your existing business operations, for each of the years presented. Such disclosures would provide investors with an understanding of continuing operations and provide transparency into the growth trends of your core businesses, including your ability to continue to generate organic growth in future periods.

We respectfully advise the Staff that the Company considered whether to provide disclosures discussing its organic growth and determined that discussion regarding organic growth would not be meaningful to investors. As the Company discloses throughout the Registration Statement, including on pages 2, 14, 15, 48, 51 and 81, the Company has achieved significant growth since its inception, primarily as a result of its acquisition strategy. In addition, the Company discloses more specifically in its revised disclosure in response to the Staff’s comment No. 21 referenced above, substantially all of its revenue growth from fiscal 2012 to fiscal 2013 resulted from the acquisitions of FileBound and ComSci in fiscal 2013, as well as the inclusion of the full year of ownership of its 2012 acquisitions. As further disclosed in the Registration Statement, acquisitions continue to be a primary component of the Company’s growth strategy in order to, among other things, provide access to new markets and increased benefits of scale. As a result, the Company believes the primary drivers of revenue growth likely will continue to be due to acquisitions in the foreseeable future and until such time as the Company achieves sufficient scale providing the Company with the opportunity to enjoy the increased benefits of scale, that disclosures regarding organic growth will not be meaningful to investors.

Securities and Exchange Commission

July 22, 2014

Loan and Security Agreements, page 62

23.	Please add a risk factor disclosing that your obligations and those of your subsidiaries under the loan agreements are secured by a security interest in substantially all of your assets.

In response to the Staff’s comments, the Company has revised its disclosure on page 18 to add a risk factor disclosing that, among other things, its obligations and those of its subsidiaries under the loan agreements are secured by a security interest in substantially of its assets.

Business, page 73

24.	You state elsewhere that approximately 24% of your revenues was generated outside of the United States in fiscal year 2013 and that foreign expansion is a core component of your growth strategy. Please tell us how you considered addressing your foreign operations and international expansion plans in your business discussion. In addition, please provide the information required by Item 101(d) of Regulation S-K for each of your last three fiscal years. Alternatively, to the extent that the disclosed information conforms to generally accepted accounting principles, you may include a cross-reference with respect to the information provided in Note 16 to your financial statements.

We respectfully advise the Staff that the Company considered addressing its foreign operations and international expansion plans in its business discussion as part of its disclosures regarding its growth strategy. As such, the Company discloses on pages 5 and 85 that it intends to expand globally through hiring of additional sales personnel, selective acquisitions and entering into strategic partnerships.

In response to the Staff’s comments, the Company has revised its disclosure on page 81 to add a cross-reference with respect to the information provided in Note 16 to the Company’s financial statements.

Technology and Operations, page 83

25.	We note that you currently serve your customers from eight third-party data center hosting facilities. Please discuss your contractual arrangements with these centers in your prospectus and file material agreements with your principal web hosting providers as exhibits to the registration statement, or tell us why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 91 to describe its contractual arrangements with its third-party data center facilities.

We respectfully advise the Staff that the Company believes that its contractual arrangement with its third-party data center facilities ordinarily accompany the kind of business conducted by the Company and its subsidiaries. In addition, the Company believes, based upon the redundancies present in its data centers and the availability of alternative third-party data center facilities, the Company’s business is not substantially dependent on these contractual arrangements and, as such, such agreements are not required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

July 22, 2014

Intellectual Property and Proprietary Rights, page 85

26.	Please revise to provide a brief description of three patents that you own and the duration and effect of the patents on your business. Refer to Item 101(c)(1)(iv) of Regulation S-K.

We respectfully advise the Staff that the Company believes these three patents owned by the Company are not material to its business, having only recently been obtained in connection with the Company’s acquisition of Clickability. Further, we respectfully advise the Staff that, although the Company relies in part on its registered intellectual property, the Company believes that the most important factor in protecting its technology, and the competitive advantage the Company believes it provides, is the skill and know-how embodied in the functionality and frequent enhancements the Company makes to its applications.

Management, page 86

27.	Please disclose the names of the companies for which Mr. Hill worked as a consultant from June 2007 to June 2012. Also, we note the disclosure that prior to December 2011, Mr. Wilson held various sales and management positions at Seagate Technology PLC and Fujitsu Consumer Products of America. Please revise to clearly identify Mr. Wilson’s principal occupations and places of employment for the past five years. Similarly, please clarify Mr. Sarracino’s dates of employment at Activant Capital and Serent Capital. Refer to Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 93 to provide additional detail regarding Mr. Hill’s work as a consultant during the period from June 2007 to June 2010. The Company has revised its disclosure on page 94 to clearly identify Mr. Wilson’s principal occupations and places of employment for the past five years. In addition, the Company has revised its disclosure on page 94 to clarify Mr. Sarracino’s dates of employment at Activant Capital and Serent Capital.

Executive Compensation

Summary Compensation Table for Fiscal Year Ended December 31, 2013, page 92

28.	We note the disclosure in footnote five to the summary compensation table. Please revise to disclose the “blended” rate used to convert Canadian dollars to U.S. dollars. Refer to Instruction 2 to Item 402(n) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 99 to disclose the “blended” rate used to convert Canadian dollars to U.S. dollars.

Securities and Exchange Commission

July 22, 2014

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue recognition, page F-12

29.	We note that in certain instances your professional services is not a separate unit of accounting from your subscription services and as a result, you are recognizing the implementation fees ratably over the contract life. Please tell us your consideration for recognizing these implementation fees over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

We respectfully advise the Staff that the Company’s revenue recognition policy on page F-13 states that “[F]or those arrangements where the elements do not qualify as a separate unit of accounting, the Company recognizes the professional services ratably over the contractual life of the related application subscription agreement.” However, the Company’s revenue recognition policy on page F-14 also states “[T]he Company has concluded that the implementation services included in multiple-element arrangements have standalone value. As a result, when implementation and other professional services are sold in a multiple-element arrangement, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy.” Accordingly, we respectfully advise the Staff that the Company does not currently have any professional services that are included with its subscription services as one unit of accounting. If such circumstances do occur, the Company’s evaluation of the appropriate period for recognizing implementation service fees will include consideration of whether such services represent the culmination of a separate earnings event pursuant to SAB Topic 13A.3.f. and determination of the appropriate recognition period.

30.	We note that in certain instances your professional services are a separate unit of accounting. Please explain how such services impacts the timing of revenue recognition for the subscription term. Indicate whether your customer can fully utilize their subscription prior to the completion of the professional services.

We respectfully advise the Staff that, although the Company’s customers can utilize certain aspects of the Company’s subscription services prior to completion of its implementation services, the Company believes that its customers generally cannot fully utilize their subscription prior to the completion of the Company’s implementation services. Accordingly, the Company does not commence recognition of revenue for its subscription service until completion of its implementation services.

31.	Tell us and disclose how you determine whether an element or deliverable is a separate unit of accounting (i.e., standalone value).

We respectfully advise the Staff that, when determining whether an element or deliverable is a separate unit of accounting (i.e. standalone value), the Company analyzes the applicable facts and circumstances, such as whether the Company sells such element or deliverable separately and/or whether such element or deliverable is also provided by other vendors. We respectfully advise the Staff that the Company’s disclosure on page F-14 currently includes the following disclosure: “[T]he Company’s subscription services have standalone value as such services are often sold separately. In determining whether implementation and other professional services have standalone value apart from the subscription services, the Company considers various factors including the availability of the services from other vendors.”

Securities and Exchange Commission

July 22, 2014

Comprehensive Loss, page F-16

32.	You indicate that accumulated comprehensive loss as of December 31, 2012 and 2013 was due to foreign currency translation adjustments. However, it appears that your accumulated comprehensive loss resulted from net losses incurred for each of the periods presented. Please revise to clarify your statement.

In response to the Staff’s comment, the Company has revised its disclosure on page F-16 to clarify that the difference between the Company’s net loss and comprehensive loss for the years ended December 31, 2012 and 2013 is due to foreign currency translation adjustments.

Note 3. Acquisitions, page F-16

2013—Acquisitions, page F-18

33.	We note that the acquisition date for Clickability was December 23, 2013 and that you recorded the acquisition on December 31, 2013. Tell us why you recorded the acquisition on a later date. Tell us and disclose, if true, whether the operations during this period of time were immaterial.

We respectfully advise the Staff that, although the date of acquisition of Clickability was December 23, 2013, the Company utilized a close date of December 31, 2013 for accounting convenience. The operations of Clickability for the period from December 23, 2013 to December 31, 2013 were not material. In response to the Staff’s comment, the Company has revised its disclosure on page F-19 to disclose that the operations for such period were immaterial.

Pro forma Results (Unaudited), F-19

34.	Tell us why you have not included the acquisition of Clickability within these pro forma results. Please revise your filing to include Clickability within your pro forma results or provide us with your basis in accounting literature for excluding such amounts.

We respectfully advise the Staff that, the Company has not included the acquisition of Clickability within the pro forma results in Note 3 on page F-19 based upon its conclusion that such acquisition was not material based upon the Company’s significant subsidiary calculations as discussed in its responses to comment No. 14 and No. 40.

Note 6. Long-term, page F-21

Convertible Promissory Note

35.	Tell us how you considered that the conversion price for the shares of preferred stock is 80% of the price paid by other investors in the qualified financing when evaluating how to account for this feature. We refer you to ASC 815-40-15. Further, clarify your statement on page F-31 that the “proceeds from the issuance of Series C preferred stock included the conversion of $4,900,000 of convertible promissory bridge notes and accrued interest payable.” Tell us how this event was reported on the Statements of Cash Flows and whether this conversion represents a non-cash financing activity.

We respectfully advise the Staff that, in October 2013, the Company issued approximately $4.9 million of convertible promissory notes. The conversion term of such convertible promissory notes provided the holders with the right to receive $1.00 worth of preferred stock to be issued in the Company’s next round of financing for $0.80 worth of outstanding principal and accrued interest on such convertible promissory notes. The Company viewed these convertible promissory notes to be share-

Securities and Exchange Commission

July 22, 2014

settled notes payable with a fixed amount of deemed discount on such notes of $1.2 million. In December 2013, the Company issued Series C preferred stock with a fair value of approximately $6.1 million to holders of these convertible promissory notes upon their conversion. The origination and conversion of these convertible promissory notes both occurred in the fourth quarter of fiscal 2013. The Company recorded interest expense in the fourth quarter of fiscal 2013 of approximately $1.2 million in relation to the deemed debt discount. We respectfully reference the Company’s disclosure on Convertible Promissory Notes on page F-25.

We respectfully advise the Staff that, when disclosing the Company’s Series C preferred stock issuance on page F-31, the Company disclosed only the actual amount of cash proceeds received of $19.7 million from both the direct issuance of Series C preferred stock and the issuance of convertible promissory notes that were converted into the Company’s Series C preferred stock. The deemed discount of $1.2 million on the convertible promissory notes was not included as proceeds from such issuance. On the Statement of Cash Flows, the Company included the proceeds of $4.9 million from the issuance of convertible promissory notes in its disclosure of proceeds from the issuance of the Company’s Series C preferred stock of $19.7 million since the origination and conversion occurred within close proximity (within the same quarter). We respectfully advise the Staff that the Company’s disclosed amounts for Proceeds from Notes Payable and Payments on Notes Payable on the Statement of Cash Flows, do not include any effect of the issuance or conversion of the convertible promissory notes.

Note 8. Income Taxes, page F-26

36.	Please revise to disclose the components of domestic and foreign (loss) income, before the provision for income taxes as required by Rule 4-08(h) of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure on page F-26 to disclose the components of domestic and foreign (loss) income, before the provision for income taxes.

37.	Please consider revising your disclosure to present the amount of undistributed earnings held in foreign subsidiaries or indicate that the amount is not material.

In response to the Staff’s comment, the Company has revised its disclosure on F-28 to indicate that the amount of undistributed earnings held in foreign subsidiaries is not material.

38.	You indicate that as of December 31, 2013, you had federal net operating loss carryforwards of approximately $45 million. Also, you indicate that the net operating loss and credit carryforwards expire beginning in 2018, if not utilized. Furthermore, you disclose that the annual limitation will result in the expiration of $12.0 million of net operating losses and $0.8 million of credit carryforwards before utilization and you placed a valuation allowance against your domestic net deferred tax asset, exclusive of goodwill. However, it is not clear how the table on page F-27 reflects the fact pattern discussed in this note. Please advise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 28 and F-27 to disclose that the annual limitation will result in the expiration of $16.2 million of net operating losses.

Securities and Exchange Commission

July 22, 2014

Additionally, we respectfully advise the Staff that the table on page F-27 includes both domestic and foreign deferred tax assets related to net operating loss and tax credit carryforwards, as compared to the disclosure in Note 8 on page F-27 which includes federal deferred tax assets related to net operating loss and tax credit carryforwards only.

The reconciliation from the disclosure in Note 8 on page F-27 to the table on page F-27 is as follows (in thousands):

2013
NOL at 12/31/13	$45,000
NOLs expiring under Sec. 382	(16,200)

$28,800
Federal rate	34%

$9,792
Foreign and other	(654)

Total NOL DTA	$9,138

Stockholders’ Deficit, page F-29

39.	Please provide your analysis of Series C Redeemable Preferred Stock that supports your conclusion that these shares do not represent a “debt host”.

We respectfully advise the Staff that, when evaluating the Company’s Series C redeemable preferred stock to determine whether such host instrument was more akin to debt or equity, the Company followed the “whole instrument approach.” The Company’s analysis considered the preferred stock’s economic characteristics and risks and evaluated all of the stated and implied substantive features. The characteristics that the Company considered that would suggest that the host instrument was more akin to equity were as follows:

•	the instrument is perpetual;

•	the holder possesses voting rights;

•	the instrument is convertible into common stock at any time;

•	the instrument is mandatorily converted to common stock upon the event of a qualified event such as an initial public offering;

•	no dividends are owed or paid upon conversion;

•	no collateral was posted for this instrument;

•	the holder cannot force the Company into bankruptcy; and

•	the instrument is not subject to covenants similar to debt instruments.

Securities and Exchange Commission

July 22, 2014

The characteristics that the Company considered that would suggest that the host instrument was more akin to debt were as follows:

•	the instrument is redeemable upon the election of two thirds of the holders after the 5th anniversary of the issuance date;

•	the instrument has a fixed cumulative dividend rate; and

•	the holder receives preference over other shareholders in the event of liquidation.

Further, the Company considered the right of redemption to be a strong indicator that the host instrument was more akin to debt. However, such redemption is contingent upon the election of the holders and is not available until December 2018. The Company considered the mandatory conversion feature upon an initial public offering to be a strong mitigating factor of the redemption right as it is not likely that such instrument will become redeemable. We respectfully advise the Staff that the Company ultimately considered the equity characteristics such as voting rights, conversion rights and mandatory conversion provisions to outweigh the debt characteristics such as redemption rights, and the Company concluded that the host contract represents an equity host.

Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year Ended December 31, 2013, F-87

40.	You indicate the acquisition of Clickability is not reflected in the unaudited pro forma condensed consolidated statement of operations, because the acquisition had no impact on the results of operations for the year ended December 31, 2013. However, it appears that the acquisition meets the 10% significance threshold set forth in Rule 1-02(w) of Regulation S-X. In this regard, it appears that you should revise your pro forma financial information to include the acquisition of Clickability. For guidance, please refer to Rule 11-01(a) and Rule 11-01(b)(1) of Regulation S-X.

We respectfully advise the Staff that the Company evaluated whether the Clickability acquisition met the significance test pursuant to Rule 3-05 of Regulation S-X and determined that such acquisition was not significant. The Company notes that, pursuant to Rule 11-01(b)(1) of Regulation S-X, a business combination is deemed to be significant if any of the assets, income or investment tests exceeds a level of 20%. We respectfully advise the Staff that the Company believes that a pro forma presentation for the operations of Clickability for the year ended December 31, 2013 is not required. We respectfully reference the Company’s significance calculations in its response to comment No. 14 above.

41.	We note that you provide unaudited pro forma net loss per common share and unaudited pro forma weighted-average shares outstanding for the year ended December 31, 2013 assuming the conversion of all outstanding shares of preferred stock, on an as-if converted basis, at the later of January 1, 2013 or the date of issuance of the preferred stock, on the face of your historical financial statements. In this regard, it appears that you should revise unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year Ended December 31, 2013, to also reflect pro forma net loss per share assuming the conversion of all outstanding shares of preferred stock into common stock.

In response to the Staff’s comment, the Company has revised its disclosure on page F-90 to reflect pro forma net loss per share assuming the conversion of all outstanding shares of preferred stock into common stock.

Securities and Exchange Commission

July 22, 2014

Part II

Recent sales of unregistered securities, page II-1

42.	We note that many of the issuances described in this section were made in reliance on the exemptions set forth in Section 4(2) of the Securities Act or Rule 506 of Regulation D. To the extent any offerings were made in reliance on Regulation D, please ensure that a Form D is filed, as appropriate, or revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page II-1 to reflect that the issuances described in this section were made in reliance on the exemptions set forth in Section 4(2) of the Securities Act.

* * * *

Securities and Exchange Commission

July 22, 2014

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (512) 338-5400 or jalcorta@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Joseph M. Alcorta
Joseph M. Alcorta

cc:	John T. McDonald, Upland Software, Inc.
Michael D. Hill, Upland Software, Inc.
Robert V. Housley, Upland Software, Inc.
Brian K. Beard, Wilson Sonsini Goodrich & Rosati, P.C.
Brian Schafer, Winston & Strawn LLP